UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Skullcandy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83083J104

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 83083J104	Page 2 of 8 Pages

(1)	Names of Reporting Persons Mill Road Capital II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (see Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,805,320
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,805,320
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of reporting Person (See Instructions) PN

13D

CUSIP No. 83083J104	Page 3 of 8 Pages

(1)	Names of Reporting Persons Mill Road Capital II GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,805,320
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,805,320
	(10)	Shared dispositive power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 83083J104	Page 4 of 8 Pages

(1)	Names of Reporting Persons Thomas E. Lynch
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power
	(8)	Shared Voting Power 2,805,320
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 2,805,320
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 83083J104	Page 5 of 8 Pages

(1)	Names of Reporting Persons Scott P. Scharfman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power
	(8)	Shared Voting Power 2,805,320
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 2,805,320
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 83083J104	Page 6 of 8 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Skullcandy, Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company, and Mill Road Capital II, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), on June 24, 2016, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on July 25, 2016 and as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on August 15, 2016 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows.

Introduction

This Amendment No. 3 relates to the letter dated August 17, 2016 from Mill Road Capital Management LLC (the “Management Company”) to the members of the Issuer’s board of directors (the “August 17 Proposal”), proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.35 per share, payable at closing (the “Merger”), pursuant to a proposed form of Agreement and Plan of Merger (the “Merger Agreement”) by and among MRSK Hold Co., a Delaware corporation (“Parent”), MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer.

The foregoing description of the August 17 Proposal does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the August 17 Proposal, a copy of which is filed as Exhibit 15 to this Schedule 13D and is incorporated by reference in its entirety into this Introduction.

1.	Item 4 of the Schedule 13D is amended by deleting its third paragraph and replacing it with the following:

“On August 15, 2016, the Management Company sent an unsolicited proposal to the members of the Issuer’s board of directors, proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.25 per share, a copy of which is filed as Exhibit 10 to this Schedule 13D.

On August 17, 2016, the Management Company sent the August 17 Proposal to the members of the Issuer’s board of directors, proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.35 per share, payable at closing, pursuant to the Merger Agreement. The Management Company anticipates that the Merger will be structured as a tender offer followed promptly by a merger effected pursuant to Section 251(h) of the Delaware General Corporation Law, identical to the current structure agreed to by the Issuer pursuant to its existing June 23, 2016 Agreement and Plan of Merger with Incipio, LLC and Powder Merger Sub, Inc. (as amended to date, the “Existing Merger Agreement”). Parent and Merger Sub are prepared to sign a definitive merger agreement in the form of the Merger Agreement, including terms and conditions substantially identical to the Existing Merger Agreement. The foregoing descriptions of the August 17 Proposal and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the terms and conditions of the August 17 Proposal and the Merger Agreement, copies of which are filed as Exhibit 15 and

CUSIP No. 83083J104	Page 7 of 8 Pages

Exhibit 16, respectively, to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.”

2.	Paragraph (a, b) of Item 5 of the Schedule 13D is amended by deleting its first paragraph and replacing it with the following:

“The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 28,746,664 shares of the Common Stock issued and outstanding as of July 29, 2016, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended June 30, 2016. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 17, 2016, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).”

3.	Paragraph (c) of Item 5 of the Schedule 13D is amended by inserting the following at its end:

“No Reporting Person has effected any transaction in shares of the Common Stock since August 15, 2016 (the date of the filing of Amendment No. 2 to the Schedule 13D).”

4.	Item 7 of the Schedule 13D is further amended by inserting the following at its end:

“Exhibit 15	Letter from Mill Road Capital Management LLC to the Members of the Board of Directors of Skullcandy, Inc. dated August 17, 2016 (Exhibits A, B and C thereto are incorporated therein by reference to Exhibit 12, Exhibit 13 and Exhibit 11, respectively, to this Schedule 13D).

Exhibit 16	Form of Agreement and Plan of Merger by and among MRSK Hold Co., a Delaware corporation, MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent, and Skullcandy, Inc. attached to the August 17 Proposal.”

5.	Except as amended hereby, the Schedule 13D remains in full force and effect.

CUSIP No. 83083J104	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 17, 2016

MILL ROAD CAPITAL II, L.P

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman